UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42483

TJGC Group Limited

(Exact name of registrant as specified in its charter)

Unit F, 12/F Kaiser Estate Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Temporary Suspension of Trading

On October 14, 2026, the Securities and Exchange Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of trading in the securities of TJGC Group Limited (the “Company”) at 4:00 AM ET on October 15, 2026, and terminating at 11:59 PM ET on October 28, 2026, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. The Company has no knowledge of and is not connected to any alleged price manipulation activity as described in the order. The Company will fully cooperate with both the SEC and Nasdaq to resolve this matter accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TJGC Group Limited

Date: October 22, 2026	By:	/s/ Guo Bin
	Name:	Guo Bin
	Title:	Chief Executive Officer

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